1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 29, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CLARIFICATION ANNOUNCEMENT TO A NEWS REPORT IN

SHANGHAI SECURITIES NEWS DATED 27 DECEMBER 2004

In respect of a report on the 27 December 2004 issue of Shanghai Securities News relating to the Court order to freeze 289 million shares held by Lianda Group in Huaxia Bank, the Board clarifies that the Court order to freeze the shares held by Lianda Group is to provide sufficient security for the entrusted loan of RMB640 million granted by the Company to Shandong Xin Jia. The Company is of the view that it has obtained sufficient security for the entrusted loan.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

The board of directors (“Board”) of Yanzhou Coal Mining Company Limited (the “Company”) refers to an article in Shanghai Securities News dated 27 December 2004 relating to a report that the Company is involved in an entrusted loan dispute. The Board would like to make the following clarification.

The Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China, Jining branch, which was to be secured by a guarantee provided by Lianda Group Limited (“Lianda Group”). The purpose of the entrusted loan is to increase the utilization rate of the Company’s own capital. The entrusted loan was approved at the 18th Meeting of the Second Session of the Board on 13 December 2004 in accordance with the provisions of the Articles of Association of the Company. The annual interest of the entrusted loan is 7% per annum and the period of the entrusted loan is from 20 December 2004 to 19 January 2005.

As Lianda Group did not honour its promise to provide security for the guarantee, to avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company with the consent of Lianda Group has applied and obtained an order from the People’s High Court of Shandong Province (“Court”) to freeze 289 million shares held by Lianda Group in Huaxia Bank Company Limited (“Huaxia Bank”) as security for the entrusted loan. Based on a valuation by the Company on the value of the shares of Huaxia Bank, the Company is of the view that the 289 million shares held by Lianda Group in Huaxia Bank shall be sufficient to safeguard the amount and added value of the entrusted loan.

This announcement is made according to the disclosure obligations under Rule 13.09 of the Listing Rules.

Note:	As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, 28 December, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of Yanzhou Coal Mining Company Limited ( ) (the “Company”) and wish to state that, save as for the content disclosed in the clarification announcement of the Company dated 28 December 2004 regarding a news report in the 27 December 2004 issue of Shanghai Securities News, we are not aware of any reasons for such increase.

Save for the disclosure made in the clarification announcement of the Company dated 28 December 2004 regarding a news report in the 27 December 2004 issue of Shanghai Securities News, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the“Listing Rules”), neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing (Directors), Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi (Independent Non-Executive Directors).

Made by the order of the board of directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of Directors of
Yanzhou Coal Mining Company
Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, 28 December 2004